COMMERCE GROUP CORP.  AND CONSOLIDATED SUBSIDIARIES

SCHEDULE IV(2) - INDEBTEDNESS TO RELATED PARTIES

CURRENT YEARS ENDED MARCH 31, 2007, 2006, AND 2005

Identity of Debtor	Balance at Beginning of Period	Net Additions (Deletions) to Indebtedness (1)	Balance at End of Period
Year ended March 31, 2007
President of the Company	$ 9,698,413(a)	$1,674,549(a)	$ 11,372,962
President’s RIRA	1,099,330(b)	117,210(b)	1,216,540
President’s Affiliated Company	2,043,648(c)	629,810(c)	2,673,458
President’s Wife’s RIRA	695,071(d)	151,365(d)	846,436
President’s Second Oldest Son/Daughter-in-Law	212,409(d)	37,138(d)	249,547
President’s Oldest Son/ Principal of his own Company	0	51,454(d)	51,454
Total, notes payable	$ 13,748,871	$2,661,526(a)	$ 16,410,397

President’s Accrued Salary	$ 3,172,765(e)	$ 178,750(e)	$ 3,351,515

President’s Wife’s Consulting Fees	$ 399,600(f)	$ 36,000(f)	$ 435,600

Legal fees (President’s Second Oldest Son is a principal)	$ 411,558(g)	$ 3,476(g)	$ 415,035

Year ended March 31, 2006
President of the Company	$7,909,686(a)	$1,788,727(a)	$ 9,698,413(a)
President’s RIRA	1,022,396(b)	76,934(b)	1,099,330(b)
President’s Affiliated Company	1,659,755(c)	383,893(c)	2,043,648(c)
President’s Wife’s RIRA	591,628(d)	103,443(d)	695,071(d)
President’s Second Oldest Son	180,723(d)	31,686(d)	212,409(d)
Total, notes payable	$11,364,188	$2,384,683	$13,748,871

President’s Accrued Salary	$2,994,015(e)	$ 178,750(e)	$ 3,172,765(e)

President’s Wife’s Consulting Fees	$ 363,600(f)	$ 36,000(f)	$ 399,600(f)

Legal fees (President’s Second Oldest Son is a Principal)	$ 332,981(g)	$ 78,577(g)	$ 411,558(g)

Year ended March 31, 2005
President of the Company	$ 6,565,817	$1,343,869(a)	$ 7,909,686(a)
President’s RIRA	915,066	107,330(b)	1,022,396(b)
President’s Affiliated Company	1,262,390	397,365(c)	1,659,755(c)
President’s Wife’s RIRA	503,581	88,047(d)	591,628(d)
President’s Second Oldest Son/Daughter-in-Law	153,828	26,895(d)	180,723(d)
Total, notes payable	$ 9,400,682	$1,963,506	$11,364,188

President’s Accrued Salary	$ 2,815,265	$ 178,750(e)	$ 2,994,015(e)

President’s Wife’s Consulting Fees	$ 327,600	$ 36,000(f)	$ 363,600(f)

Legal fees (President’s son is a principal)	$ 327,015	$ 5,966(g)	$ 332,981(g)

(1)(a)(b)

The net additions to the open-ended, secured, on-demand promissory notes issued to the President of the Company, as an individual, and not as a Director or Officer of the Company, and his RIRA are from net cash advances and/or accrued interest.

The President’s RIRA on March 28, 2007 purchased 750,000 of the Company’s restricted common shares, par value $.10, at a price of $.10 each, for a total of $75,000.  Payment for this purchase was made by reducing the amount of Company debt due to the RIRA.

(1)(c)

The President owns 55% of an Affiliated Company’s common shares.  The additions to the open-ended, secured, on-demand promissory note issued to an Affiliated Company result from cash advances, accrued interest, accrued office rent, vehicle rental and other expenses incurred on behalf of the Company.

(1)(d)

The additions resulted from accrued interest earned during the fiscal year.

(1)(e)

The President’s salary of $165,000 was accrued for the entire fiscal year.  In addition, the Directors, pursuant to a resolution, compensated the President in the sum of  $13,750 for one month’s vacation pay.

(1)(f)

Twelve months of consulting fees at $3,000 per month for a total of $36,000.

(1)(g)

The addition of the amounts due to the Law Firm results for legal services rendered during this period.  An adjustment was made due to an increase in the Law Firm’s hourly rate to $225 x 1,844.60 hours through March 31, 2007.

(1)(h)

A company owned and controlled by the President’s oldest son.